EMISPHERE TECHNOLOGIES, INC.

240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927
September 12, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628
Attention: Jeffrey P. Riedler, Assistant Director

RE:	Response to the comment letter of the Securities and Exchange Commission Staff dated August 26, 2011 regarding Emisphere Technologies, Inc. (File No. 000-17758)
Ladies and Gentlemen:
     Emisphere Technologies, Inc., a Delaware corporation (“Emisphere”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”) this letter reflecting Emisphere’s response to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Michael R. Garone dated August 26, 2011 regarding disclosures in our filings related to any adverse effects of the oral form of salmon calcitonin that is in development under our partnership with Novartis Pharma AG (“Novartis”).

Comment 1.	We note your response to our query and reissue the comment. You state that you relied upon consultations with Novartis, confidential information provided by Novartis, and your review of available public information to conclude that your current disclosures relating to the risks of drug development and the regulatory approval process are appropriate. Please provide us with a more detailed analysis that supports your determination that your current disclosures are appropriate, including within your analysis the specific information that you relied upon to support your conclusion. Your discussion should include detailed key points from your consultations with Novartis, confidential information provided by Novartis, and your review of available public information. As previously noted, your analysis should not be limited to statistically-supportive data that links the medicine to the risk, but should also provide any anecdotal information in the public domain that would affect sales of the product.

Response 1.	The Company acknowledges the Staff’s comments and responds as follows: The Company is unaware of any formal actions by any health authority (HA) other than that described in the European Medicines Agency (EMA) press release referred to by the Staff in its comment. As the Company does not produce calcitonin, the relevance of the EMA release refers solely to the Company’s research collaborations with Novartis, working with Nordic Bioscience. The Company requested information from Novartis in order to inform its disclosure decision-making in light of the Staff’s comment. Novartis provided the confidential background information and information pertaining to its communications with the EMA and discussions with the U.S. FDA., which is being provided separately to the Staff as confidential supplemental information.

Other than as set forth above and in the supplemental information provided herewith, the Company does not possess any information concerning any potential carcinogenic effect of calcitonin. As more fully disclosed in the supplemental information, the Company reaffirms that it has determined that its current disclosures relating to the risks of drug development and the regulatory approval process are appropriate. A more detailed analysis that supports this determination, incorporating the confidential information provided to the Company by Novartis, is set forth in the supplemental information separately provided herewith.
     The Company notes that it has provided supplemental information in response to the Staff’s comments. As a result, the Company hereby requests that such supplemental information as well as any future materials that the Company may provide to the Staff with respect to its request for supplemental information be treated as confidential pursuant to the Freedom of Information Act, 5 U.S.C. §552, 18 U.S.C. § 1905, 17 C.F.R. §§ 200.80 and 200.83 and other applicable laws, regulations or policies. Because the supplemental information contains trade secrets and commercial or financial information provided to the Company by Novartis on a strictly confidential basis, they are subject to the exemption from mandatory disclosure under Exemption 4 of the Freedom of Information Act, 5 U.S.C. §552(b)(4). See, e.g., Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992); Occidental Petroleum Corp v. Securities and Exchange Commission, 873 F.2d 325 (D.C. Cir. 1989). The Company also believes that since the material is also commercial or financial information, is privileged or confidential and contained in related material submitted to the Staff in confidence, the material is nonpublic under 17 C.F.R. § 200.80(b)(4). In addition, various other exemptions may be applicable to the material we may provide in the future.
     Accordingly, we request that all documents produced in connection with the request for supplemental information, including any documents accompanying this letter and any future letters with respect to the request will be kept in a non-public file and that access to them by any third party not a member of the Commission or the Staff will be denied. In addition to requesting confidential treatment with respect to this letter, we further request that you communicate our request for confidentiality to any other government entity that may request access to these materials. If you decide to release any information supplied by us in the course of this matter to another government agency, we request that we be notified of that release immediately, so that we can formally request confidential treatment under the Freedom of Information Act. If any other person should request the opportunity to inspect or copy this letter and/or materials we may provide to you in the future, we request that we be notified immediately by telephone call, be furnished a copy of all written materials pertaining to such request (including but not limited to the request itself and any agency determinations concerning such request) and be given at least ten business days’ advance written notice of any intended release, so that we may pursue any remedies available to us. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

     The Company has provided supplemental information requested by the Staff based on the assumption that the Staff has requested such information subject to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act of 1933. Pursuant to Rule 12b-4 and Rule 418, the Company requests a return of all documents at the conclusion of your review. The Company believes that such supplemental information contains material proprietary information that would be detrimental to investors if released to the public, and that such return is consistent with the provisions of the Freedom of Information Act.
     Kindly acknowledge your receipt hereof by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed, stamped envelope.
     Please contact me at (973) 532-8005, should you require additional information or have questions regarding this letter.

Very truly yours, EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer

cc:	Philip J. Flink, Esq., Brown Rudnick LLP Nina E. Andersson, Esq., Brown Rudnick LLP Timothy C. Maguire, Esq., Pierce Atwood LLP